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SEC Mail Processing Section MAR 03 2020 Washington DC 412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Fifth Avenue, 12th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Lazarus (212) 455-4515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 W. Mount Pleasant Ave, Suite 3310	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy Lazarus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPP Capital Partners, LLC, as of February 26, 2020, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

SAMUIL KESLER
Notary Public - State of New York
NO. 01KE6289097
Qualified in Kings County
My Commission Expires Nov 8, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

YEAR ENDED DECEMBER 31, 2019

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SPP Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SPP Capital Partners, LLC as of December 31, 2019, and the related statements of operations, changes in member's deficit, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of SPP Capital Partners, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, SPP Capital Partners, LLC has changed its method of accounting for leases in 2019 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 842, *Leases*.

Basis for Opinion

These financial statements are the responsibility of SPP Capital Partners, LLC's management. Our responsibility is to express an opinion on SPP Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to SPP Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRINCOOPERMAN®
Accountants and Advisors

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of SPP Capital Partners, LLC's financial statements. The supplemental information is the responsibility of SPP Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as SPP Capital Partners, LLC's auditor since 2008.
Livingston, New Jersey
February 24, 2020

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	1,225,790
Fees and other receivables		119,446
Furniture, equipment and leasehold improvements, net		29,029
Right of use asset		2,095,552
Due from affiliate		7,052
Other assets		40,000
TOTAL ASSETS	$	3,516,869

LIABILITIES AND MEMBER'S DEFICIT

Liabilities:		
Accounts payable and accrued expenses	$	636,260
Lease liability		2,250,956
Subordinated loan		1,100,000
Total liabilities		3,987,216
Member's deficit		(470,347)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	3,516,869

See accompanying notes to financial statements.

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Corporate finance fees	$ 4,065,595
Expenses:	
Employee compensation and related expenses	3,006,382
Occupancy costs	524,184
Professional fees	117,540
Travel and entertainment	55,215
Interest	115,500
Dues and subscriptions	55,201
NYC unincorporated business tax	62,836
Repairs and maintenance	19,915
Bad debt expense	15,040
Communications	23,765
Printing and office supplies	11,298
FINRA regulatory fees	27,130
Depreciation and amortization	1,237
Other	61,635
Total expenses	4,096,878
NET LOSS	$ (31,283)

See accompanying notes to financial statements.

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2019

Member's deficit - beginning	$	(594,439)
Distributions		(79,625)
Contributions		235,000
Net loss		(31,283)
MEMBER'S DEFICIT - ENDING	$	(470,347)

See accompanying notes to financial statements.

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2019

Subordinated borrowings - beginning	$	1,100,000
Increases:		
Issuance of subordinated debt		-
Decreases:		
Payment of subordinated borrowing		-
SUBORDINATED BORROWINGS - ENDING	$	1,100,000

See accompanying notes to financial statements.

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:		
Net loss	$	(31,283)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		1,237
Deferred rent		(14,141)
Noncash lease expense		155,404
Changes in assets and liabilities:		
Fees and other receivables		57,086
Due from affiliate		6,183
Other assets		92,618
Accounts payable and accrued expenses		(275,768)
Net cash used in operating activities		(8,664)
Cash used in investing activities:		
Purchase of fixed assets		(13,041)
Cash flows from financing activities:		
Distributions to member		(79,625)
Contributions from member		235,000
Net cash provided by financing activities		155,375
Increase in net cash		113,670
Cash – beginning		1,092,120
CASH - ENDING	$	1,225,790
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	86,625
Supplemental disclosures of non-cash information:		
Initial recognition of operating lease right-of-use asset	$	2,260,992
Initial recognition of operating lease liabilities	$	2,260,992

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

SPP Capital Partners, LLC (the "Company") is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in investment banking activities, which include private placements and underwriting of securities and corporate finance advisory services.

The Company does not hold funds or securities for, or owe any money or securities to, customers, and does not carry accounts of, or for, customers.

The Company is a wholly-owned subsidiary of SPP Holdings, LLC (the "Parent").

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Pursuant to the Company's limited liability company agreement, the Company will dissolve on December 31, 2048, or at such earlier time as determined by the member.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fees receivable
Fees receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company's customers was to deteriorate, adversely affecting their ability to make payments, additional allowances would be required.

Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

No allowance for uncollectible accounts has been provided since management believes that all receivables at December 31, 2019, are collectible.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over their estimated useful lives of five years. Amortization of leasehold improvements is on a straight-line method over the term of the lease.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Right of use assets and lease liabilities

Effective January 1, 2019, the Company adopted ASC Topic 842, *Leases* ("ASC 842"). The new guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous U.S. GAAP requirement, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lease, have not significantly changed from previous U.S. GAAP requirements.

On January 1, 2019, the effective date of ASC 842, existing leases of the Company were required to be recognized and measured. Additionally, any leases entered into during the year were also required to recognized and measured. In applying ASC 842, the Company made an accounting policy election not to recognize the right of use assets and lease liabilities relating to short-term leases. Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of the right to use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates to apply in determining the lease liabilities.

The adoption of ASC 842 with respect to this lease resulted in the recording of operating lease right of use assets of $2,095,552 and operating lease liabilities of $2,250,956 as of December 31, 2019.

The Company determines if an arrangement is or contains a lease at inception. The Company's operating lease arrangement are comprised of real estate and facility leases. Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments. The present value of the lease payments was determined using a 5.5% incremental borrowing rate. Right of use assets also exclude lease incentives.

The Company reconciles the operating lease expense with the operating lease payments by presenting the amortization of the right of use asset and the change in the lease liability in a single line item within the adjustments to reconcile net income or loss to net cash provided by operating activities in the accompanying statement of cash flows.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The revenue recognition standard established by FASB ASC 606 requires management to determine the appropriate method of recognizing revenue associated with contractual arrangements with clients. Management has considered the performance obligations contained in its contracts to allocate the contractual fees to the performance obligations in the contract and to recognize revenue when (or as) the entity satisfies a performance obligation. A contract generally includes three types of fees: Memorandum Fee, Success Fee and Termination Fee. Based on management's assessment, Memorandum Fees will be recognized at the time of delivery of the offering document to the client, Success Fees will be recognized at the point in time of a closing and Termination Fees will be recognized when there is an enforceable right to collect such fee.

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2019:

Furniture and fixtures	$	148,907
Leasehold improvements		11,545
Artwork and antiques		17,225
		177,677
Less: accumulated depreciation and amortization		(148,648)
	$	29,029

Depreciation and amortization expense for the year ended December 31, 2019, was $1,237.

NOTE 4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31, 2019, consisted of other operating accrued expenses.

Accounts payable	$	32,225
Accrued expenses		604,035
	$	636,260

NOTE 5. SUBORDINATED BORROWINGS

The subordinated loan from the Parent bears interest at a rate equal to the prevailing prime rate of interest plus 1%; however, the rate on the loan has a floor of 10.5% and a ceiling of 12.5%. At December 31, 2019, the rate on the loan was 10.5%.

The subordinated loan, which matures on October 6, 2020, has been approved by FINRA and is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Interest expense on the subordinated loan and revolver for the year ended December 31, 2019, was $115,500.

NOTE 6. EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan, the SPP Capital Partners, LLC Pension Plan (the "Plan"), which includes a profit-sharing plan covering all eligible employees. The Company contributes up to a maximum of 3% of an employee's base salary, dependent upon the employee also making elective salary deferrals. The Company may also make discretionary contributions to the Plan but did not do so in 2019. Employees vest in the employer's contribution over a three-year period after the first year of service. Costs charged to operations in 2019 related to the Plan were $54,962.

NOTE 7. RELATED-PARTY TRANSACTIONS

The Company has a service agreement with SPP Mezzanine Partners II, LLC, a wholly-owned subsidiary of the Parent. The agreement provides for advisory fees to be paid to the Company monthly, as well as an advisory bonus to be calculated based on 5.35% of the affiliate's net profit before bonus. The agreement also provides for an additional fee equal to the amount of SPP Mezzanine Partners II, LLC's year-to-date revenues minus expenses, which includes the advisory fees and bonus. In 2019 no fees were generated by SPP Mezzanine Partners II, LLC.

Four key employees hold interests in SPP Principal Investors, LLC ("Principal Investors"). Principal Investors is the general partner of SPP Mezzanine Investors II, LLC ("Mezzanine Investors"), an investment vehicle created to make middle market subordinated loans originated by the Company. The Company agreed to limit placement fees in connection with the loans sold to Mezzanine Investors to 1.75% of the principal amount of the loans. In 2019, the Company placed two transactions with Mezzanine Investors for which it earned $157,500 in closing fees.

NOTE 8. INCOME AND OTHER TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss. The Company's allocable share of the Parent's consolidated tax provision for the New York City unincorporated business tax is included in the statement of operations.

NOTE 8. INCOME AND OTHER TAXES (CONTINUED)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2016.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company has entered into a lease for its offices in New York until August 2026. The Company records the expenses to occupy its facilities on a straight-line basis over the lease term and are included in occupancy in the accompanying statement of operations.

As of December 31, 2019, maturities of the outstanding lease liability for the Company were approximately as follows:

Year ending December 31:	Amount
2020	$ 395,703
2021	395,703
2022	395,703
2023	405,339
2024	421,398
Thereafter	684,772
Total	2,698,618
Less: Discount to present value	(447,662)
Lease liability	$ 2,250,956

Operating lease expense charged to operations for the year ended December 31, 2019, amounted to $422,186.

Employment agreements

The Company has entered into employment agreements with three key employees that expire on September 30, 2021. These agreements provide for (1) annual base salaries totaling $812,500, (2) compensation increases at the sole discretion of the members, provided, however, that no such increase shall be in an amount in excess of the cumulative change in the CPI(U) as published by the U.S. Department of Labor - Bureau of Labor Statistics, for New York State during the period since the base salary was last adjusted, (3) additional compensation to provide for incremental personal income taxes paid by the employees due to their status of members of the Company, and (4) annual bonuses, which include a base bonus, and additional bonus, all as defined in the employment agreements. The total amount of the bonuses and accrued salary payable to members for the year ended December 31, 2019, was $152,651 and was payable and reflected in "Accounts payable and accrued expenses" in the statement of financial condition as of December 31, 2019.

NOTE 9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Contingencies
From time to time, the Company may be a party to litigation or regulatory proceedings arising during the ordinary course of operations.

NOTE 10. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts at three commercial banks. Amounts held in a single account may at times exceed the insurance limit established by the Federal Deposit Insurance Corporation. Approximately 58% of the revenue was attributable to three customers. Accounts receivable from these customers was approximately $95,000 at December 31, 2019.

NOTE 11. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum regulatory net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (or 1500%). Net capital and aggregate indebtedness change from day to day. As of December 31, 2019, the Company had net capital of $544,126, which exceeded the Company's net capital requirement of $35,084 by $509,042. The Company's percentage of aggregate indebtedness to net capital was 97% at December 31, 2019.

SUPPLEMENTAL INFORMATION

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Member's deficit	$	(470,347)
Allowable additions to member's deficit:		
Subordinated note	$	1,100,000
Discretionary Bonus		110,000
Net member's deficit and allowable additions	$	739,653
Less: nonallowable assets:		
Furniture, equipment and leasehold improvements, net	$	29,029
Fees and other receivables and other assets		166,498
Total nonallowable assets	$	195,527
Net capital	$	544,126
Computation of basic net capital requirement:		
Minimum net capital requirement of 6 2/3% of aggregate indebtedness of $526,260 or $5,000, whichever is greater		
Statutory minimum dollar net capital requirement of broker and dealer	$	5,000
Net capital requirement (greater of the minimum calculation or the statutory amount)	$	35,084
Excess net capital	$	509,042
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	$	491,500
Computation of aggregate indebtedness:		
Accrued compensation, expenses, and other liabilities (excluding Lease Liability)	$	636,260
Less; Discretionary Bonus		(110,000)
Total aggregate indebtedness	$	526,260
Percentage of aggregate indebtedness to net capital		97.0%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2019, as filed on February 19, 2020.

See report of independent registered public accounting firm.

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
OTHER INFORMATION
DECEMBER 31, 2019

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.

The Company operates under the exemptive provisions of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.

The Company is subject to the exemptive provisions of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2019.

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SPP Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SPP Capital Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which SPP Capital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) SPP Capital Partners, LLC stated that SPP Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SPP Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SPP Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP

Livingston, New Jersey
February 24, 2020

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

SPP CAPITAL PARTNERS, LLC
Exemption Report

SPP Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

SPP Capital Partners, LLC

I, Amy Lazarus, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer

Date: February 24, 2020

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Member of
SPP Capital Partners, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by SPP Capital Partners, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating SPP Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

CITRINCOOPERMAN®
Accountants and Advisors

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP

Livingston, New Jersey
February 24, 2020

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENTS (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2019

SIPC-7 - General assessment	$	6,098
Less amounts paid: Total payments through December 31, 2019		(4,530)
Amount due with Form SIPC-7 – paid in January 2020	$	1,568

SIPC Collection Agent: Securities Investor Protection Corporation

See report of independent registered public accounting firm agreed-upon procedures.